LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

April 15, 2011

VIA EDGAR

Ms. Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 33-68090 and 811-7988

Dear Ms. Browning:

Reference is made to Post-Effective Amendment No. 58 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 4, 2011 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Monday, March 14, 2011 at approximately 11:30 a.m. with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Trust’s investment adviser, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are set forth below. Post-Effective Amendment No. 60 to the Registration Statement, which is expected to be filed with the Commission on April 19, 2011 and will become effective on April 20, 2011, will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1.    Please explain how the Fund’s principal investment strategy comports with the name “Lord Abbett Inflation Focused Fund” and why you believe it is appropriate for the Fund not to have an 80% investment policy in light of its name.

Response: The use of the term “Inflation Focused” in the Fund’s name does not refer to a particular type of security in which the Fund invests; rather, it refers to its overall strategy that seeks investment returns that exceed the rate of inflation in the U.S. economy over time. The Fund’s strategy entails combining inflation-linked derivatives and inflation-indexed fixed

[1]	SEC Accession No. 0001193125-11-024439.

Ms. Kimberly A. Browning

April 15, 2011

income securities with a portfolio of fixed income securities. The Fund’s inflation-linked investments are expected to consist primarily of CPI swaps and other inflation-linked derivatives. In addition, the Fund will use Treasury futures and interest rate swaps to manage its portfolio duration.

Rule 35d-1 under the 1940 Act expressly does not apply to fund names that incorporate terms that connote types of investment strategies as opposed to types of investments. In the Rule 35d-1 adopting release, the Commission provided “growth” and “value” as examples of terms that suggest types of investment strategies and “stock” and “bond” as examples of terms that suggest investment in a particular type of security. We believe that the term “inflation” clearly falls into the former category. We are aware of at least two funds that do not have an 80% policy of investing in inflation-related securities, although their names include the word “inflation.”2 Moreover, the term “inflation focused” was purposefully included in the Fund’s name instead of alternatives such as “inflation protected” or “inflation managed” that could lead an investor to infer that the Fund is designed to shield an investor’s principal from the risk of loss due to inflation.

Moreover, we believe that it would be impermissible for the Fund to have a policy of investing at least 80% of its assets in CPI swaps and other inflation-linked derivatives because of the asset segregation requirements applicable to such derivatives under Section 18 of the 1940 Act. Investing at least 80% of the Fund’s assets in derivatives (that is, not just the notional value, but the actual marked to market value of the swaps) would mean that the Fund would have insufficient assets available to cover its obligations and, therefore, would be investing in a manner that violates Section 18.

For the reasons discussed above, we continue to believe that it is appropriate for the Fund not to have an 80% investment policy. However, in response to your comments, we have revised the Fund’s principal investment strategy disclosure in a way that we believe better reflects the Fund’s investment approach. The revised disclosure that appears in the statutory prospectus is attached to this letter as Appendix A. A condensed version of this disclosure appears in the summary prospectus.

2.    Please clarify in the section titled “Investment Objective” how the Fund defines outperformance of the Consumer Price Index. Please also state any secondary investment objective of the Fund.

Response: The Fund’s investment objective is to provide investment returns that exceed the rate of inflation in the U.S. economy over a full economic cycle. The Fund will invest in fixed income securities mainly to cover its obligations under CPI swaps and other derivatives.

[2]

The AllianceBernstein Bond Inflation Protection Portfolio has a policy of investing at least 80% of its net assets in fixed income securities. The JPMorgan Inflation Managed Bond Fund has a policy of investing at least 80% of its assets in bonds. Unlike the Fund, these two Funds are subject to Rule 35d-1 because their names include the word “bond.”

Ms. Kimberly A. Browning

April 15, 2011

Although such securities may generate current income for the Fund, current income is not a secondary objective of the Fund.

3.    We believe that the first three footnotes to the fee table go beyond what Form N-1A permits, but could be integrated into the table as parenthetical notes to the captions in the table itself. Please either revise these footnotes or explain why you believe they are appropriate.

Response: We believe that the Fund’s interests are best served by providing greater transparency regarding its fee structure. In particular, we believe that it must be clearly stated to shareholders in the summary prospectus that the 12b-1 fee that the Fund pays on Class C shares may fluctuate between 0.80% and 1.00% of the Fund’s average daily net assets, depending on the proportion of average daily net assets attributable to shares held for more than one year versus shares held for less than one year. Accordingly, we elect to retain the current language.

4.    Please confirm in your comment response letter that the Fund’s investment adviser may not recoup any amounts previously reimbursed under the management fee waiver/expense reimbursement agreement.

Response: Lord Abbett may not recoup any amounts previously reimbursed under the Fund’s management fee waiver/expense reimbursement agreement.

5.    Please clarify in the fifth footnote to the fee table that the expense cap for each class of shares of the Fund equals 0.55% plus the 12b-1 fee.

Response: We believe that the footnote and the row of the fee table that shows total expenses net of management fee waivers and expense reimbursements together provide clear and concise disclosure regarding the Fund’s contractual expense limitation. In our view, making the suggested change would unnecessarily repeat information that already is provided. Therefore, we elect to retain the current language.

6.    Please revise the following sentence in the section titled “Fees and Expenses” by adding the underlined language: More information about these and other discounts is available from your financial professional and in “Sales Charges” on page 15 of the prospectus and “Purchases, Redemptions, Pricing and Payments to Dealers” on page [    ] of the statement of additional information (“SAI”).

Response: We have made the requested change.

7.    Please revise the explanatory language that precedes the example to reflect the exact wording of Form N-1A.

Response: We elect to retain the current language. We note that General Instruction C.1(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A

Ms. Kimberly A. Browning

April 15, 2011

will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information….” We believe that this variance in disclosure is appropriate and more precisely defines the expense data presented.

8.    In the first paragraph of the section titled “Principal Investment Strategies” please define the following terms in plain English: “to maximize inflation-adjusted return” and “inflation overlay.”

Response: We have removed the relevant terms from the prospectus.

9.    Please clarify whether the portion of the Fund’s portfolio that is invested in investment grade securities may include securities that were downgraded after the Fund purchased them. Likewise, please state in the Fund’s sell discipline disclosure whether downgrading of a security is among the factors that could cause the Fund to sell a security.

Response: We have added the following disclosure: “The Fund will not be required to sell a security that has been downgraded after purchase; however, in these cases, the Fund will monitor the situation to determine whether it is advisable for the Fund to continue to hold the security.”

10.    Please revise the following sentence in the section titled “Principal Investment Strategies” by adding the underlined language: The use of the term “Inflation Focused” in the Fund’s name does not refer to a particular type of security in which the Fund invests; rather, it refers to its overall strategy of creating a portfolio of securities and derivatives that provide investment returns that may exceed the rate of inflation in the U.S. economy over time.

Response: We have replaced the disclosure with the following: The use of the term “Inflation Focused” in the Fund’s name does not refer to a particular type of security in which the Fund invests; rather, it refers to its overall strategy that seeks investment returns that exceed the rate of inflation in the U.S. economy over time.

11.    Please revise the section titled “Principal Investment Strategies” to address unrated securities.

Response: We have added disclosure to the Registration Statement to clarify that references to both investment grade securities and lower-rated securities include unrated securities determined by Lord Abbett to be of comparable quality.

Ms. Kimberly A. Browning

April 15, 2011

12.    Please disclose in the section titled “Principal Investment Strategies” whether the debt securities in which the Fund invests will have fixed interest rates, variable interest rates, or both.

Response: We have added disclosure to the Registration Statement clarifying that the Fund may invest in fixed income securities with both fixed and variable interest rates.

13.    Please disclose in the section titled “Principal Investment Strategies” whether the high yield securities in which the Fund may invest include securities of issuers that are in default. If so, please disclose the attendant risks under “Principal Risks.”

Response: The Fund is not expected to purchase securities of issuers that are in default. We note, however, that, as discussed in our response to Comment 9, the Fund will not be required to sell a security that has been downgraded after purchase.

14.    Please disclose in the section titled “Principal Investment Strategies” whether the foreign securities in which the Fund may invest include emerging market securities. If so, please disclose the attendant risks under “Principal Risks.”

Response: We have added appropriate strategy and risk disclosure clarifying that the Fund may invest in emerging market securities.

15.    To the extent that the word “other” appears in a description of instruments or techniques that the Fund may use, please delete the word altogether or clarify what it means in the specific context.

Response: We believe that it is virtually impossible to identify with certainty every potential security type in which the Fund might invest. In our view, the juxtaposition of the word “other” with a list of specific securities should provide investors with sufficient clarity and predictability about the types of securities that the Fund may purchase. Therefore, we elect to retain the current language.

16.    Please disclose in the section titled “Principal Investment Strategies” whether the Fund may invest in derivatives for speculative purposes. If so, please disclose the attendant risks under “Principal Risks.”

Response: We have added appropriate strategy and risk disclosure clarifying that the Fund may invest in derivatives for speculative purposes.

17.    Please define the term “ADR” in the section titled “Principal Investment Strategies” and disclose in that section whether the Fund may invest in GDRs. If so, please disclose the attendant risks under “Principal Risks.”

Ms. Kimberly A. Browning

April 15, 2011

Response: We have removed the reference to ADRs from the risk disclosure because such instruments no longer are expected to be used as part of the Fund’s principal investment strategy.

18.    Please revise the following sentence under “Derivatives Risk” in the section titled “Principal Risks” by replacing the underlined language with “will” or explain the circumstances under which the Fund would not be required to segregate assets: In addition, the Fund may be required to segregate permissible liquid assets to cover its obligations under these transactions and may have to liquidate positions before it is desirable to do so to fulfill its requirements to segregate.

Response: We have made the requested change.

19.    “Frequent Trading Risk” is included among the principal risks of investing in the Fund, although the discussion of the Fund’s principal investment strategies does not cover frequent trading. Please reconcile or explain this apparent inconsistency.

Response: We have removed the relevant disclosure from the prospectus.

20.    Please confirm in your comment response letter that all principal investment strategies and principal risks of the Fund have been summarized in the summary portion of the Fund’s prospectus.

Response: All principal investment strategies and principal risks of the Fund have been summarized in the summary portion of the Fund’s prospectus.

21.    Please move the footnotes to the table in the section titled “Purchase and Sale of Fund Shares” to the statutory portion of the prospectus, consistent with the instructions to Form N-1A.

Response: We have removed the relevant footnotes and incorporated the information contained in the footnotes into a brief introductory paragraph preceding the table.

22.    The section titled “Principal Investment Strategies” in the statutory portion of the prospectus includes disclosure that the Fund may invest in collateralized mortgage obligations (CMOs) and commercial mortgage-backed securities (CMBS). Please include related disclosure in the summary portion of the prospectus.

Response: We have made the requested change.

23.    Please revise the following sentence under “Leverage Risk” in the section of the statutory portion of the prospectus titled “Principal Risks” by deleting or clarifying the meaning of the underlined language: Leverage, including borrowing, may increase volatility in the Fund by magnifying the effect of changes in the value of the Fund’s

Ms. Kimberly A. Browning

April 15, 2011

holdings. Because the Fund’s SAI includes disclosure that the Fund will not purchase additional securities while outstanding borrowings exceed 5% of its total assets, we interpret the underlined language as applying only to derivatives.

Response: We have deleted the underlined language.

24.    Please revise the following sentence under “Tax Treatment Limitations and Potential Changes in Tax Treatment” in the section of the statutory portion of the prospectus titled “Principal Risks” by deleting or clarifying the meaning of the underlined language: The Fund’s intention to qualify for favorable tax treatment under the Internal Revenue Code may limit the Fund’s ability to invest in certain investments, especially commodity related investments, which may offer the potential to hedge against inflation. In addition, if such investments will be part of the Fund’s principal investment strategies, they should be disclosed in the section titled “Principal Investment Strategies.”

Response: The underlined language is intended to convey that the Fund’s ability to purchase commodity related investments is proscribed by the Internal Revenue Code.

25.    Please clarify in plain English how the Fund would modify, restrict, or reject a purchase order or exchange request and the time frame in which it would do so, as described in the section titled “Information for Managing Your Fund Account – Purchases – Proper Form.” Please explain what is meant by the statement in the same section that “[a]ll purchase orders are subject to acceptance by the Fund.” Please state whether you believe the Fund has any rejection authority beyond that conferred by Rule 22c-1 under the 1940 Act and whether the grounds for rejection would relate to the financial intermediary, the shareholder, or both.

Response: We are of the view that the Fund’s interests are well served by the general nature of the disclosure regarding order modification, restriction and rejection. We believe that greater specificity concerning the circumstances under which the Fund may modify, restrict or reject a purchase order or exchange request could call into question the Fund’s ability to curtail certain questionable or potentially harmful trading activity. The Fund may modify a purchase order or exchange request, for example, in cases where an investor is seeking to purchase or acquire through exchange a class of shares of the Fund for which the investor does not satisfy applicable eligibility criteria. Examples of a purchase order and an exchange request that the Fund would restrict include a purchase order accompanied by a wire transfer for an amount less than the amount reflected in the purchase order and an exchange request for an amount greater than the value of the account from which the exchange is being made, respectively. The Fund rejects purchase orders and exchange requests within one business day of its receipt of such orders and requests.

The Fund’s rejection authority stems from multiple sources other than Rule 22c-1 under the 1940 Act, including its obligation to comply with anti-money laundering laws, identity theft laws, and policies set forth in the prospectus including, for example, the requirement for orders

Ms. Kimberly A. Browning

April 15, 2011

to be submitted in proper form and under certain circumstances to be accompanied by a signature guarantee.

26.    Please indicate why it may take several days for the Fund to pay redemption proceeds for shares that were redeemed soon after purchase, as described in the section titled “Information for Managing Your Fund Account – Redemptions – Redemption Payments.”

Response: When an investor redeems shares soon after purchase, the Fund will not pay redemption proceeds until the investor’s payment has cleared and the purchase proceeds have settled into the Fund. This process can take several days.

27.    Please expand the disclosure in the section titled “Information for Managing Your Fund Account – Redemptions – Redemptions in Kind” by stating that redeeming shareholders will bear the market risks associated with the redeemed securities until the securities are converted into cash.

Response: We have made the requested change.

28.    Please revise the following sentence in the section titled “Information for Managing Your Fund Account – Account Policies – Pricing of Fund Shares” by indicating who performs fair valuation: Securities for which prices or market quotations are not available, do not accurately reflect fair value in Lord Abbett’s opinion, or have been materially affected by events occurring after the close of the market on which the security is principally traded but before 4:00 p.m. Eastern time are valued by                                  under fair value procedures approved by and administered under the supervision of the Fund’s Board.

Response: The disclosure in question explicitly states that fair valuation is performed subject to the Board’s supervision. We do not believe that it is necessary to indicate who performs this function. Thus, we elect to retain the current language.

29.    Please state in the section titled “Information for Managing Your Fund Account – Account Policies – Excessive Trading and Market Timing” whether the Fund discourages frequent purchases and redemptions of Fund shares. Please also state whether the Fund accommodates frequent purchases and redemptions of Fund shares. If the prospectus already includes such disclosure, please provide the relevant disclosure in your comment response letter.

Response: The Fund discourages and does not accommodate frequent purchases and redemptions of its shares. We believe that the following excerpt from the section titled “Information for Managing Your Fund Account – Account Policies – Excessive Trading and Market Timing” is responsive to Items 11(e)(4)(i) and 11(e)(4)(ii) of Form N-1A:

Ms. Kimberly A. Browning

April 15, 2011

The Fund is designed for long-term investors and is not intended to serve as a vehicle for frequent trading in response to short-term swings in the market. Excessive, short-term or market timing trading practices (“frequent trading”) may disrupt management of the Fund, raise its expenses, and harm long-term shareholders in a variety of ways.

Part B – Statement of Additional Information

30.    Please confirm in your comment response letter that all non-principal investment strategies and non-principal risks of the Fund have been disclosed in the Fund’s SAI. Please also confirm in your comment response letter that all principal investment strategies and principal risks of the Fund that are disclosed in the SAI also have been disclosed in the prospectus.

Response: All non-principal investment strategies and non-principal risks of the Fund have been disclosed in the Fund’s SAI. All principal investment strategies and principal risks of the Fund that are disclosed in the SAI also have been disclosed in the prospectus.

31.    Please clearly distinguish principal investment strategies from non-principal investment strategies. Likewise, please clearly distinguish principal risks from non-principal risks.

Response: We believe that principal investment strategies are clearly distinguished from non-principal investment strategies and principal risks are clearly distinguished from non-principal risks.

32.    To the extent practicable, please clarify specific legal requirements rather than referencing “applicable law.”

Response: We have clarified specific legal requirements to the extent practicable. We believe that in certain cases, such clarifications would be potentially confusing to investors. In these cases, we elect to retain the current language.

33.    Please revise the fundamental investment restriction concerning lending to clarify that the Fund is subject to a 33 1/3% limit on making loans.

Response: The Trust’s Board of Trustees previously approved the Fund’s fundamental investment restrictions. As a result, we elect to retain the current language.

34.    Please revise the fundamental investment restriction concerning issuer diversification to state that it applies “with respect to 75% of the Fund’s total assets…”

Ms. Kimberly A. Browning

April 15, 2011

Response: The Trust’s Board of Trustees previously approved the Fund’s fundamental investment restrictions. As a result, we elect to retain the current language.

35.    Please revise the fundamental investment restriction concerning industry concentration to state that the Fund may not “invest 25% or more of its assets…”

Response: The Trust’s Board of Trustees previously approved the Fund’s fundamental investment restrictions. As a result, we elect to retain the current language. Moreover, we believe that the current disclosure complies with Form N-1A. Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The Form N-1A adopting release “Registration Form Used by Open-End Management Investment Companies” (IC-23064; March 18, 1998) states under the heading “Concentration”: “The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry. The Proposed Amendments incorporated this percentage test into Form N-1A.” We believe that the use of the term “more than 25% of its total assets” in the adopting release, along with its longstanding presence in Form N-1A, should permit the Fund to rely on this formulation of the concentration policy.

36.    Please revise the footnote to the non-fundamental investment restriction concerning purchasing securities of other investment companies. In particular, we believe that the parenthetical portion of the footnote is more restrictive than the 1940 Act requires.

Response: We have made the requested change.

37.    Please revise the following sentence in the section titled “Investment Policies” by adding the underlined language: Compliance with these investment restrictions will be determined at the time of purchase or sale of the security, except in the case of the first fundamental investment restriction and the second non-fundamental investment restriction, with which the Fund must comply at the time of purchase.

Response: We have made the requested change.

39.    We believe that the location of the Fund’s director qualifications disclosure is not consistent with the requirements of Item 17 of Form N-1A because the director table should not include any language beyond what is required. Please explain why you believe the location of this disclosure is appropriate or move the disclosure to a different location.

Response: We believe that incorporating the director qualifications disclosure into the director table clearly and concisely presents the required disclosure and enables investors to compare each director’s qualifications to those of other directors. Accordingly, we elect to retain the current language.

Ms. Kimberly A. Browning

April 15, 2011

*    *    *    *    *

The Trust acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Assistant Secretary

Appendix A

For purposes of its investment objective, the Fund uses the Consumer Price Index (“CPI”) for All Urban Consumers (“CPI-U”) to measure the rate of inflation in the U.S. economy. The Fund pursues its investment objective by combining inflation-linked derivatives and inflation-indexed fixed income securities (collectively, “Inflation-Linked Investments”) with a portfolio of fixed income securities. In addition, the Fund may buy or sell Treasury futures or interest rate swaps to actively manage its portfolio duration. The use of the term “Inflation Focused” in the Fund’s name does not refer to a particular type of security in which the Fund invests; rather, it refers to its overall strategy that seeks investment returns that exceed the rate of inflation in the U.S. economy over time. In the Fund’s view, exceeding the rate of inflation in the U.S. economy could mean achieving greater gains than the CPI-U during periods of anticipated or actual inflation or sustaining smaller losses than the CPI-U during periods of anticipated or actual deflation.

The percentage of the Fund’s assets that is invested in Inflation-Linked Investments and the types of Inflation-Linked Investments used by the Fund may vary depending on inflationary trends and expectations. The Fund may use Inflation-Linked Investments to a greater extent during periods when the Fund’s portfolio management team believes that there will be rising inflation as compared to periods when the portfolio management team believes that inflation will be low, declining, or negative. The Fund will invest the remainder of its assets primarily in fixed income securities of various types, as discussed in more detail below. Although it is expected that the Fund’s fixed income investments will generate current income, the pursuit of current income is incidental to the Fund’s primary investment objective. Because the Fund uses Inflation-Linked Investments as a speculative tool, the Fund is designed for long-term investors and may not be appropriate for investors who are looking to protect their purchasing power in the near term.

The specific types of Inflation-Linked Investments that the Fund may use include:

•

Inflation-Linked Derivatives. The Fund may invest substantially in inflation-linked derivatives, primarily CPI swaps. A CPI swap is a contract in which one party agrees to pay a fixed rate in exchange for a variable rate, which is the rate of change in the CPI during the life of the contract. Payments are based on a notional amount of principal. The Fund normally may enter into CPI swaps on a zero coupon basis, meaning that the floating rate will be based on the cumulative CPI during the life of the contract, and the fixed rate will compound until the swap’s maturity date, at which point the payments are netted. Conversely, the Fund may enter into CPI swaps on a year-over-year basis, in which the one party pays an annual fixed rate on some notional amount at specified intervals (i.e., monthly, annually, etc.), while the other party pays the annual year-over-year inflation rate at specified intervals. As the market for inflation-linked derivatives continues to innovate, other variables and similar derivative investments may be available and considered by the Fund.

Below is a graphic based on a simple example where the Fund enters into a CPI swap contract and agrees to pay the counterparty a fixed rate (multiplied by a notional amount to determine the actual amount payable) in return for the counterparty’s agreement to pay the Fund the rate of increase in the CPI during the life of the contract (again, multiplied by the notional amount to determine the actual amount payable).

Notional (Contract) Amount

x

Floating Interest Rate (Change in CPI)

(Cumulative over the life of the Contract)

Buyer (the Fund)	Seller (the Counterparty)

Notional (Contract) Amount

x

Fixed Interest Rate

(Compounded over the life of the Contract)

As described in more detail below, the Fund may invest substantially in other types of derivatives, including options, futures contracts, and swap agreements for speculative or hedging purposes. Derivatives are financial instruments that derive their value from the value of an underlying asset, reference rate or index. The Fund will be required to segregate permissible liquid assets, or engage in other measures to cover its obligations relating to CPI swaps and other derivative transactions.

•

Inflation-Indexed Fixed Income Securities. Inflation-indexed fixed income securities are securities whose principal and/or interest payments are adjusted for inflation, unlike traditional fixed income securities that make fixed or variable principal and interest payments. The Fund may invest in Treasury Inflation Protected Securities (“TIPS”), which are U.S. government bonds whose principal automatically is adjusted for inflation as measured by the CPI, and other inflation-indexed securities issued by the U.S. Department of the Treasury.

The Fund invests the remainder of its assets primarily in fixed income securities of various types and will use such securities to cover its obligations under CPI swaps and other derivative transactions. The Fund may invest in fixed income securities with both fixed and variable interest rates. As described in more detail below, among such fixed income securities in which the Fund may invest without limitation are investment grade:

•	Corporate debt securities of U.S. issuers;
•	Corporate debt securities of non-U.S. corporate issuers that are denominated in U.S. dollars;
•

Mortgage-backed, mortgage-related and other asset-backed securities, including collateralized mortgage obligations (CMOs), commercial mortgage-backed securities (CMBS), mortgage dollar rolls, and stripped mortgage-backed securities (SMBS); and

•	Securities issued or guaranteed by the U.S. government, its agencies or government-sponsored enterprises.

The Fund may invest up to 35% of its net assets in any one or a combination of the following types of fixed income securities and other instruments:

•	High-yield debt securities (sometimes called “lower-rated bonds” or “junk bonds”);
•	Debt securities of non-U.S. issuers that are denominated in foreign currencies;
•	Senior loans, including bridge loans, novations, assignments, and participations; and
•	Convertible securities, including convertible bonds and preferred stocks.

Investment grade fixed income securities are securities that are rated within the four highest grades assigned by a Nationally Recognized Statistical Rating Organization (“NRSRO”), including Moody’s Investors Service, Inc. (Aaa, Aa, A, Baa), Standard & Poor’s Ratings Services (AAA, AA, A, BBB), and Fitch Ratings (AAA, AA, A, BBB), or are unrated but determined by Lord Abbett to be of comparable quality. Subject to the limitations above, the Fund may invest in high-yield debt securities, which are debt securities that are rated BB/Ba or lower by an NRSRO, or are unrated but determined by Lord Abbett to be of comparable quality. High-yield debt securities typically pay a higher yield than investment grade debt securities, but present different and generally greater risks, as discussed below.

The Fund also may invest in fixed income securities issued by non-U.S. (including emerging market) entities and denominated in currencies other than the U.S. dollar.

The investment grade and high yield securities described above may include mortgage-backed, mortgage-related and other asset-backed securities, which directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans, real property, or other assets. Mortgage-related securities include mortgage pass-through securities, CMOs, CMBS, mortgage dollar rolls, SMBS, and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

The Fund may invest in floating or adjustable rate senior loans. Senior loans are business loans made to borrowers that may be U.S. or foreign corporations, partnerships or other business entities. The interest rates on senior loans periodically are adjusted to a generally recognized base rate such as the London Interbank Offered Rate or the prime rate as set by the Federal Reserve. Senior loans typically are secured by specific collateral of the borrower and hold the most senior position in the borrower’s capital structure or share the senior position with the borrower’s other senior debt securities. This capital structure position generally gives holders of senior loans a priority claim on some or all of the borrower’s assets in the event of default.

The Fund may invest in convertible securities, such as preferred stocks or bonds, which are exchangeable at the option of the holder for a fixed number of other securities, usually common stocks, at a set price or formula. Convertible securities may provide investors the opportunity to participate in rising markets and potential protection in declining markets.

The Fund attempts to manage the average duration of the securities it holds in its portfolio and hedge interest rate risk by investing in Treasury futures. Duration is a mathematical concept that measures a portfolio’s exposure to interest rate changes. The longer a portfolio’s duration, the more sensitive it is to interest rate risk. The shorter a portfolio’s duration, the less sensitive it is to interest rate risk. For example, the price of a portfolio with a duration of five years would be expected to fall approximately five percent if interest rates rose by one percentage point and a portfolio with a duration of two years would be expected to fall approximately two percent if interest rates rose by one percentage point.

In addition to CPI swaps, the Fund may use various other types of derivatives to gain investment exposure or to hedge against risk. Derivatives are financial instruments that derive their value from the value of an underlying asset, reference rate, or index. The Fund may use derivatives for speculative purposes to seek to enhance the Fund’s returns, spreads or gains, or to efficiently invest excess cash or quickly gain market exposure. The Fund also may use derivatives for hedging purposes, including protecting the Fund’s unrealized gains by hedging against possible adverse fluctuations in the securities markets or changes in inflation or interest rates that may reduce the market value of the Fund’s investment portfolio. The Fund may engage in such transactions on an exchange or in the over-the-counter (“OTC”) market. In connection with its derivative transactions, the Fund will be required to segregate permissible liquid assets, or engage in other measures to cover the Fund’s obligations relating to such transactions. The Fund is not registered or subject to regulation as a commodity pool operator under the Commodity Exchange Act.

The types of derivative instruments that the Fund may use include:

•

Futures and Options on Futures. The Fund may enter into futures contracts and options on futures contracts, which involve the purchase or sale of a contract to buy or sell a specified security or other financial instrument at a specific future date and price on an exchange or the OTC market. The Fund may enter into such contracts as a substitute for taking a position in any underlying asset or to increase returns.

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Foreign Currency Forward Contracts and Options. The Fund may use foreign currency forward contracts and options to hedge the risk to the portfolio that foreign exchange price movements will be unfavorable for U.S. investors. Under some circumstances, the Fund may commit a substantial portion or the entire value of its portfolio to the completion of forward contracts. Generally, these instruments allow the Fund to lock in a specified exchange rate for a period of time. Foreign currency forward contracts also may be used to increase the Fund’s exposure to foreign currencies that Lord Abbett believes may rise in value relative to the U.S. dollar or to shift the Fund’s exposure to foreign currency fluctuations from one country to another.

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Options. The Fund may purchase call and put options and write (i.e., sell) covered call and put option contracts in accordance with its investment objective and policies. A “call option” is a contract sold for a price giving its holder the right to buy a specific number of securities at a specific price prior to a specified date. A “covered call option” is a call option issued on securities already owned by the writer of the call option for delivery to the holder upon the exercise of the option. A “put option” gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying securities at the exercise price at any time during the option period. A put option sold by the Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken or otherwise covers the transaction.

The Fund may purchase and sell call and put options in respect of specific securities (or groups or “baskets” of specific securities) or securities indices, currencies or futures. The Fund also may enter into OTC options contracts, which are available for a greater variety of securities, and a wider range of expiration dates and exercise prices, than are exchange-traded options. Successful use by the Fund of options and options on futures will depend on Lord Abbett’s ability to predict correctly movements in the prices of individual securities, the relevant securities market generally, foreign currencies or interest rates.

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Swaps. The Fund may enter into swap contracts, including interest rate, equity index, credit default, currency, and total return swaps, and swaptions (options on swaps) and similar transactions. The Fund may enter into these swap transactions for hedging purposes or in an attempt to obtain a particular return when it is considered desirable to do so. A swap transaction involves an agreement between two parties to exchange different cash flows based on a specified or “notional” amount. The cash flows exchanged in a specific transaction may be, among other things, payments that are the equivalent of interest on a principal amount, payments that would compensate the purchaser for losses on a defaulted security or basket of securities, or payments reflecting the performance of one or more specified currencies, securities or indices. The Fund may enter into swap transactions with counterparties that generally are banks, securities dealers or their respective affiliates.

The Fund may sell a security if it no longer meets the Fund’s investment criteria or for a variety of other reasons, such as to maintain its duration, redeploy assets into opportunities believed to be more promising, or satisfy redemption requests, among others. The Fund will not be required to sell a security that has been downgraded after purchase; however, in these cases, the Fund will monitor the situation to determine whether it is advisable for the Fund to continue to hold the security. In considering whether to sell a security, the Fund may evaluate factors including, but not limited to, the condition of the economy, changes in the issuer’s competitive position or financial condition, changes in the outlook for the issuer’s industry, and the impact of the security’s duration on the Fund’s overall duration.